

Mail Stop 4561

June 9, 2006

Michael Shalom
Intcomex, Inc.
9835 NW 14th Street
Miami, Florida 33172

Re: Intcomex, Inc.
        Registration Statement on Form S-4
        Filed May 12, 2006
        File No. 333-134090

Dear Mr. Shalom,

        We have limited our review of the above referenced filing to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-4</u>

<u>General</u>

1.   Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

2.   We refer you to the immediately preceding comment. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. <u>See</u> Question and Answer Eight in Exchange

Act Release No. 16623 (March 5, 1980). Please confirm that your offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Description of Exchange Notes, page 13

3. We note your reference to "directly owned domestic restricted subsidiaries" and "directly owned foreign restricted subsidiaries." Please revise to define and explain the significance of this terminology. What does it mean to be "directly owned domestic restricted subsidiaries" and/or "directly owned foreign restricted subsidiaries?"

4. We refer you to the disclosure that "[t]he capital stock that is subject to the lien will automatically be released from the lien and will no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements of any of our subsidiaries with the SEC pursuant to Rule 3-16 of Regulation S-X under the Securities Act." Please advise of the basis of your belief that the presentation of separate financial statements of your subsidiaries are not currently required. Do you believe that note holders currently have a valid security interest in the referenced capital stock? How does this impact the company's accounting analysis? Did Intcomex seek or receive a legal opinion regarding this conclusion? Your revised disclosure responding to this comment should also address Rule 3-10(f) of Regulation S-X. Further, please revise your risk factor on page 30, accordingly.

5. To the extent that you continue to conclude that the presentation of separate financial statements is not required pursuant to Rule 3-16 of Regulation S-X, please expand your disclosure to provide a materially complete discussion that is understandable to potential investors regarding the Rule 3-16 of Regulation S-X and its potential impact on the security interests of your note holders. For example, your disclosure should provide a brief summary of the purpose, effect and requirements of Rule 3-16 and clearly explain the likelihood of its applicability and reasonably foreseeable events that could result in its applicability. Are these events outside the control of Intcomex? Also, your disclosure should explain how the security interest of your notes holders will change in the event that the filing of separate financial statements with the SEC is required by Rule 3-16 of Regulation S-X. In this regard, note holders should have a clear understanding of how and when their security interest would be affected, if you are required to file separate financial statements for any of your subsidiaries. As we noted above, your response should similarly address Rule 3-10(f) of Regulation S-X.

6. We refer you to the immediately preceding comment. You disclose throughout your disclosure that the Guarantors unconditionally will jointly and severally guarantee Intcomex's obligations under the indenture and the guarantees will be secured on a second priority basis secured basis. At page 80 and elsewhere you describe the

guarantee as a "senior secured obligation of the Guarantor". You also discuss the possibility that the capital stock that is subject to the lien will automatically be released from the lien and will no longer be deemed collateral if the filing of separate financial statements of any of your subsidiaries is required pursuant to Rule 3-16 of Regulation S-X. In this regard, we note that full and conditional guarantees of the subsidiaries are one of the requirements necessary to relieve the subsidiary guarantors from including their financial statements in this registration statement. See Rule 3-10(f)(2) of Regulation S-X. If you have concluded that the guarantees are separate and distinct from a security interest and are not affected by the termination of any security interest, please advise. Your analysis should explain why the conditional security interests and the guarantees are mutually exclusive and why the loss of the conditional security interests does not impair or detract from the rights of note holders under the guarantees or impart a conditional character to the guarantees.

The Exchange Offer, page 32

Expiration Date; Extensions; Amendments; Termination, page 35

7. You disclose on page 35 that you will give oral or written notice of extension or termination to the exchange agent. Please advise how oral and/or written notice of any extension or termination to the exchange agent is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of 14e-1(d).

Conditions, page 39

8. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to "threatened" actions, as it is unclear how this could be objectively determined.

Certain U.S. Federal Income Tax Considerations, page 121

9. You are required to furnish a description of all of the material federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the heading of this section to delete the word "[c]ertain" from the heading, and to clarify that this section addresses the material tax consequences of this transaction.

Note 12. Guarantor Condensed Consolidating Financial Statements, page F-33

10. Confirm and disclose that all the Guarantor Subsidiaries are "100% Owned" by you. <u>See</u> Rule 3-10(i)(8)(i) of Regulation S-X. The disclosure in your notes should be revised to indicate that the guarantees are "full and unconditional". <u>See</u> Rule 3-10(i)(8)(ii) of Regulation S-X. In addition, revise to disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. <u>See</u> Rule 3-10(i)(9) of Regulation S-X.

11. Confirm that you have complied with Rule 3-10(i)(3) & (4) of Regulation S-X. That is, the parent company column should present investments in all subsidiaries under the equity method and the parent company's basis shall be "pushed down" to the applicable subsidiary columns to the extent that push down would be required or permitted in separate financial statements of the subsidiary.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Gamal M. Abouali, Esquire
        Cleary Gottlieb Steen & Hamilton LLP
        One Liberty Plaza
        New York, New York 10006